Exhibit 12


                                 HUMANA INC.
                     RATIO OF EARNINGS TO FIXED CHARGES
      For the quarters and nine months ended September 30, 1994 and 1993


                                Quarter Ended       Nine Months Ended
                                September 30,         September 30,

                              1994        1993      1994         1993


Ratio of earnings
  to fixed charges            27.2        14.3      24.6         12.9


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rents. For purposes of calculating the Ratio, earnings and interest expense for the nine months ended September 30, 1994, exclude the impact of nonrecurring items related to the second quarter favorable settlement of tax disputes with the Internal Revenue Service and the write-down of a nonoperational asset.